Exhibit 99.1

Notice of Extraordinary General Meeting

Amarin Corporation plc
7 Curzon Street
Mayfair
London W1J 5HG
28th September 2004 at 10 a.m.

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

This document does not constitute or form part of an offer or invitation to sell or issue, or any solicitation or an offer to purchase or subscribe for, shares or any other interest in Amarin Corporation plc, (the “Company”, “we” or “Amarin”), nor does it constitute the giving of investment advice by Amarin Corporation plc.

If you are a holder of American Depositary Shares representing Ordinary Shares of Amarin Corporation plc, you should refer to the accompanying letter from Citibank, N.A for details of the action you should take.

Registered in England and Wales
No. 2353920
Registered Office:
7 Curzon Street
Mayfair
London W1J 5HG

To the holders of the Company’s Ordinary Shares and American Depositary Shares (“ADSs”) and, for information only, to the holders of options under the Company’s share options schemes.

Date: 31st August 2004

Dear Shareholder

Extraordinary General Meeting 28th September 2004

I have pleasure in sending you the notice of an Extraordinary General Meeting of the Company which will be held at the Company’s offices at 7 Curzon Street, Mayfair, London, W1J 5HG on 28th September 2004 at 10 a.m.

If you cannot attend the Extraordinary General Meeting in person, you can still vote by returning the enclosed Proxy Form. Your notice of appointment of proxy should reach the Company’s registrar (Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, UK BN99 6ZL) no later than 10 a.m. on 26th September 2004.

Explanatory Notes

Resolution 1 — Acquisition of Laxdale Limited

It is proposed that the Company acquires the entire issued share capital of Laxdale Limited (“Laxdale”), a privately owned, neuroscience development company based in Stirling, Scotland. Laxdale’s development pipeline includes programs utilising the proprietary compound MiraxionTM (formerly referred to as LAX-101) in Huntington’s disease, treatment-unresponsive depression and other neurological disorders together with other compounds in earlier stages of development. The Company previously entered into a licence agreement with Laxdale pursuant to which the Company obtained the U.S. rights to market and distribute Miraxion for Huntington’s disease in November 2000.

The Company has entered into a conditional share purchase agreement (the “Agreement”) between the Company and Belsay Limited (“Belsay”), Noble Grossart Investments Limited and Vida Capital Partners Limited (“Vida”) (together the “Sellers”). The purchase price for the acquisition of Laxdale comprises an initial consideration of 3.5 million ADSs representing 3.5 million ordinary shares of 5p each in the capital of the Company and certain success based milestone payments described below. Laxdale will become a wholly owned subsidiary of Amarin following the closing of the transaction. Accordingly, Amarin will, at such time, assume all of Laxdale’s outstanding liabilities in the amount of approximately GBP£1.25 million, which includes at present debt obligations in the amount of GBP£750,000 to the Company. Amarin, as Laxdale’s holding company, will at such time take responsibility and potentially liability on a consolidated basis for Laxdale’s obligations under its existing contracts. Laxdale’s material contracts include certain licences of marketing rights to Miraxion for Huntington’s disease in Europe and Japan. These licences include obligations upon Laxdale to fund and manage clinical trails and to submit a dossier to the European Agency for the Evaluation of Medical Products (“EMEA”) in respect of European licences, which submission occurred in July 2003. A range of royalties and further success based milestones are payable to Laxdale by its licencees upon approval and sale of a product pursuant to such licences.

Pursuant to the Agreement further success related milestones payable on product approvals will be paid as follows:

•              On receipt of a marketing approval in each of the U.S. and/or Europe for the first indication of any product containing Laxdale intellectual property, Amarin must make a stock or cash payment (at the Sellers’ sole option) of GBP£7.5 million for each of such two potential market approvals (i.e. GBP£15.0 million maximum); and

•              On receipt of a marketing approval in each of the U.S. and/or Europe for any other product using Laxdale intellectual property or for a different indication of a previously approved product, Amarin must make a stock or cash payment (at the Sellers’ sole option) of GBP£5 million for each of such two potential market approvals (i.e. GBP£10 million maximum).

The transaction is contingent upon shareholder approval, completion by the Company of a financing of at least US$15 million, the Company not having received a de-listing notice from Nasdaq and certain other customary conditions. The Company has the ability to waive the financing condition if it so wishes; however if the financing is not completed the Company may lack the financial resources to meet its post-closing obligations with respect to the development of Miraxion.

As of the date of this notice the Company has not received a de-listing notice from the Nasdaq SmallCap Market. However, one of the requirements for continued listing is the maintenance of a minimum bid price of $1.00 per ADS, and currently Amarin’s ADSs trade below the $1.00 level. The failure to maintain the required bid price could result in Nasdaq issuing a de-listing notification. In such event, to maintain its Nasdaq listing the Company would be required to meet the $1.00 minimum for a period of 10 consecutive trading days during a compliance period of 90 calendar days. The issue of such a notice by Nasdaq could give the Sellers the right to terminate the Agreement with the Company, in which case the transaction may not be completed.

The Company has previously agreed a loan facility of up to GBP£950,000 to Laxdale (the “Loan”), of which GBP£750,000 has been drawn to date. The loan facility provides for interest calculated at the Bank of Scotland’s base rate plus 3% and is repayable within 30 days of written demand by the Company made at any time on or after the earlier of (i) the demandable date (i.e where the Company determines at any time that Laxdale’s cash expenditure is in excess by £20,000 of Laxdale’s projections; Laxdale breaches any provision and/or representation and/or warranty given in or pursuant to the Loan; or an event of default has occurred); or (ii) 31st August 2004 (the Company has the option to extend this deadline to 30th September 2004 by funding working capital requirements of Laxdale in the amount of £250,000); at which point the Company shall not be obliged to make any further advance to Laxdale and the Loan together with all interest due thereon shall become due and repayable within thirty days of demand being made, in GBP pounds sterling in immediately available funds, without any set-off, counterclaim, withholding or deduction for any reason whatsoever by Laxdale except as required by law. This Loan is secured by a floating charge against Laxdale’s assets. This funding has been provided in two instalments in June and July 2004 to enable Laxdale to continue operating its business, as Laxdale would otherwise have been unable to pay its obligations as they came due. If the acquisition of Laxdale is not completed it is unlikely that Laxdale will have the ability to repay its indebtedness to the Company and in such circumstances, and subject to the terms of the Loan, the Bank of Scotland’s prior ranking charge, and the security given thereunder, the Company could enforce its security.

MIRAXION (ethyl-eicosapentaenoate)

The principal asset owned by Laxdale is the intellectual property relating to the development-stage compound Miraxion. In November 2000, we entered into a licence agreement giving us the exclusive U.S. rights to market and distribute Miraxion within a defined field of use including Huntington’s disease and other niche neurological conditions.

Under the current licence agreement, Laxdale is responsible for obtaining all regulatory approvals required for the use of this product in the U.S., and has agreed to source all raw materials needed for the manufacture of finished product. Upon the commercialization of Miraxion, we must meet and maintain specified levels of U.S. product sales in order to retain our exclusive rights. The Company has paid an up-front licence fee to Laxdale consisting of US$1 million in cash and 650,797 ordinary shares in the capital of the Company, and we are potentially obligated to issue up to 1,952,391 additional ordinary shares subject to the achievement of milestones specified in the licence agreement.

In addition, we are required to make royalty payments of between 30% to 45% (depending on the level of total revenues achieved) on future net sales of Miraxion (i.e. total revenues minus certain direct third party costs and ordinary course reductions, rebates and charge backs), plus a contribution to Laxdale’s research and development costs equal to 10% of total revenues from Miraxion, but subject to the payment to Amarin of between 10% to 20% of net sales (in inverse proportion to total revenues achieved) as a contribution to Amarin’s sales and marketing costs.

As discussed in our Annual Report on Form 20-F for the year ended 31st December 2003, we are currently dependent upon Laxdale having the financial and personnel resources necessary to fulfill its obligations to complete the clinical development and pursuit of approval of an NDA, if clinical study results warrant, and on the success of such development efforts. Laxdale presently lacks the financial resources to conduct any development activities and is dependent upon financing provided by Amarin in order to continue operating its business. However, we believe that if we complete the proposed acquisition of Laxdale and are successful in raising a minimum of US$15 million of additional capital through one or more equity offerings, we will have the requisite resources to complete the proposed Phase III program in Huntington’s disease and if appropriate make the subsequent NDA submission.

Huntington’s disease is a genetic neurodegenerative disease characterized by movement disorder, dementia and psychiatric disturbance. It has been diagnosed in approximately 30,000 patients in the U.S. and a similar number in Europe. Additionally, over 200,000 persons are genetically “at risk” of developing the disease in the U.S. alone. Onset of symptoms is typically between 30-50 years of age with a typical life expectancy from diagnosis of 10-25 years. Patients with late stage disease require continuous nursing care, often in nursing homes, with an estimated annual cost to the U.S. economy of up to $2.5 billion. Presently, there is no effective treatment or cure. The potential Huntington’s disease market in North America and Europe is estimated to be greater than $500 million per year in total.

Miraxion has been granted fast track designation by the FDA and has received orphan drug designation in the U.S. and Europe. Fast track drugs are potentially eligible for expedited review. Orphan drugs are those that treat rare diseases or conditions, and if approved receive marketing exclusivity of seven years in the U.S. and up to ten years in Europe. However, orphan drug exclusivity does not bar competitors from developing other active molecules. In addition, the same molecule can be separately developed and approved within such special exclusivity period for the same indication if shown to be clinically superior or under other circumstances. Orphan drug status does not confer patent rights upon the holder, nor does it provide an exemption from claims of infringement of patents which may be held by third parties. Laxdale is pursuing a patent strategy for Miraxion which it believes will provide significant protection for the product.

There can, however, be no assurances that a competitive product will not be approved by the FDA, that any patents will be granted, or, if granted, that patents will ultimately be upheld if challenged. Fast track status generally represents the FDA’s commitment to provide a six-month review period for a filed NDA, which is faster than the typical review period for most non-fast track drugs. Fast track status does not however guarantee a specific review time or a pre-determined outcome.

Following positive results in Phase II studies, Laxdale began a 135-patient Phase III double-blind placebo-controlled study in 2001. In February 2003, we announced results from this study. Statistical significance was not achieved in the entire study patient population (“Intent to Treat” group), but it is Amarin’s understanding that such result was primarily due to a high number of patients who did not comply with the protocol. However, in those patients that complied with the protocol (“per protocol”), a trend to statistical significance was observed.

Additional analysis of the clinical data from this Phase III study identified a group of Huntington’s disease patients (with a specific gene variant evidenced by a CAG repeat length of less than 45) that responded to Miraxion with statistical significance. Patients with this specific gene variant represent over 65% of the total Huntington’s disease population.

Amarin intends to utilise the valuable information obtained from the initial Phase III trial, the per protocol analysis, the specific gene variant analysis, recent discussions with the FDA and feedback from the European Medicines Evaluation Agency (“EMEA”) in designing a protocol for the planned Phase III studies with Miraxion. It is anticipated that the studies will start in early 2005 subject to finalisation of the protocol. Miraxion was submitted for regulatory approval in Europe in June 2003 based on the initial pivotal clinical data.

Development Pipeline

Upon closing of the Laxdale transaction Amarin’s late-stage development pipeline will consist of the following key programs:

Program	Indication	Development Status

Miraxion (E.U.)	Huntington’s disease	Filed (EMEA)
Miraxion (U.S.)	Huntington’s disease	Phase III studies to
commence early next year
Miraxion	Treatment-unresponsive	Phase II to commence next
	depression	year (to be partnered)
Other	Depression, schizophrenia	Phase I / Phase II
multiple sclerosis

If the Laxdale acquisition is not completed, Amarin’s current pipeline will be limited to sales and distribution rights to Miraxion only in the U.S. and only for indications relating to Huntington’s disease.

Miraxion for Treatment-Unresponsive Depression

Clinical depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. alone each year. In 2003, U.S. sales of antidepressants were approximately $12 billion. However, about one third of patients with depression still fail to respond to standard drugs and another third show only partial response. Miraxion is being developed as an adjunctive therapy to treat those who do not respond to current treatments.

Two Phase II clinical trials have been conducted with Miraxion in treatment-unresponsive depression that concluded with statistical significance that a 1-gram per day dose of Miraxion was effective in treating depression in patients who remained depressed despite receiving standard therapy. The results of these trials were published in the Archives of General Psychiatry in October 2002 and the American Journal of Psychiatry in March 2002.

As a result of these encouraging clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion in this indication and will seek a development and marketing partner to accelerate this program.

The Laxdale Share Purchase Agreement and Ancillary Documents

The Agreement is conditional inter alia, on the passing of the resolution numbered 1 in the attached notice of EGM and on the ability of Amarin to raising a minimum of at least $15 million of equity financing by 31st August 2004; however the Company has the option to extend this deadline to 30th September 2004 by funding working capital requirements of Laxdale in the amount of GBP£250,000 pursuant to the Loan and to waive the financing condition if it so wishes. However if the financing is not completed the Company may lack the financial resources to meet its post-closing obligations with respect to the development of Miraxion.

Pursuant to the Agreement, the Company has agreed to acquire the Shares in consideration for the issue of 3,500,000 ordinary shares in the capital of the Company (the “Consideration Shares”) plus up to an additional GBP£25,000,000 (payable in cash or shares at the Sellers’ option) payable upon certain success-based milestone events. With respect to the additional payment of up to GBP£25,000,000, two tranches of consideration of GBP£7,500,000 each (payable in cash or shares at the Sellers’ option) are payable on the grant of first marketing approvals in the U.S. and Europe respectively in respect of products using Laxdale intellectual property and an additional two tranches of consideration of GBP£5,000,000 each (payable in cash or shares at the Sellers’ option) are payable on the grant of second marketing approvals in the U.S. and Europe respectively in respect of distinct products or different indications of previously approved products. If the subsequent payments are made in shares, the number of shares which may be issued will be based on the then-current market price and cannot be determined at present.

Given the difficulty of predicting the Company’s share price in the future, especially so given that the approval of Miraxion by a regulatory body could have a significant effect on the Company’s share price, we have not sought to analyse the likely level of potential dilution in respect of the success based milestones payable to the Sellers pursuant to the Agreement.

The Company has received warranties from Belsay to an extent it believes to be reasonable on the acquisition of a company and such warranties are enforceable for a period of 15 months following closing the transaction (“the warranty period”). The liability of Belsay Limited under the warranties is secured by an arrangement whereby the Consideration Shares issued by the Company to Belsay (comprising 75% of the Consideration Shares) are placed in escrow. However, in the event that Belsay should breach any of its representations or warranties under the Agreement during the warranty period, the Company may be legally restricted from selling the shares in escrow and therefore may not have any means of generating cash to offset liabilities resulting from such breach.

The escrow arrangements permit a graduated sale of the Consideration Shares issued to Belsay in accordance with the following:

Time period from closing of transaction	No of shares Belsay can sell*

0-90 days	Up to a net proceeds level of $100,000	**
90-180 days	643,125
180-270 days	1,285,250
270-360 days	1,929,375

*                      on a cumulative basis assuming no sales in previous periods, and subject to restrictions on transfer imposed under U.S. securities laws.

**               sales are permitted during this period only to the extent the proceeds are used to defray Belsay’s legal expenses relating to the transaction.

Provided that any cash proceeds from such sales are only released to Belsay from escrow during the 15-month warranty period where the escrow fund has in excess of $3.5 million of value in cash generated by sales of the Consideration Shares issued to Belsay.

The ordinary shares issuable to Noble Grossart Investments Limited and Vida Capital Partners Limited are free of any selling restrictions other than those that may apply under the U.S. securities laws.

Pursuant to the Agreement, Amarin has agreed to use reasonable commercial efforts to (i) continue the Phase III trial for Miraxion in Huntington’s disease and, upon successful completion thereof, pursue FDA approval for such indication, (ii) pursue approval of Miraxion in Europe for the treatment of Huntington’s disease and (iii) conduct development activities for indications other than Huntington’s disease and pursue U.S. and European approval therefor.

Pursuant to a registration rights agreement to be entered into by the Company and the Sellers on completion of the transaction the Company has agreed to use its reasonable commercial efforts to file a Registration Statement on Form F-3 (to the extent available) or Form F-1 in respect of the Sellers’ Consideration Shares and a portion of the contingent shares issuable post closing, as of the earlier of (i) the Company filing any registration statement with the U.S. Securities and Exchange Commission (“SEC”) after the date of the Agreement or (ii) within 60 days of the closing of the transaction. The Company shall use commercially reasonable efforts to maintain such Registration Statement in effect through 30th March 2006. The Company has agreed to use reasonable commercial efforts to file registration statements in respect of the contingent shares to be issued upon any of the success milestones, subject to the acceptance of a New Drug Application (NDA) by a relevant regulatory authority. Such registration statements must be filed within 90 days after NDA acceptance if fast track status has been granted and otherwise within 270 days after NDA acceptance. The Company shall use commercially reasonable efforts to maintain any such subsequent registration statement in effect for one year after the effective date thereof. In addition, the Sellers have the right (exercisable only once) to include their unsold Shares in any registration statement filed by the Company for its own account or on behalf of other selling shareholders.

The Company has agreed to pay £10,000 to Vida Capital Partners Limited in reimbursement of their legal expenses in connection with the Agreement, and has agreed to pay a further £76,000 to Belsay and Noble Grossart Investments Limited in reimbursement of their legal expenses upon the completion of the Agreement.

A copy of the Agreement will be submitted shortly on Form 6-K with the SEC and will be available for inspection by the members of the Company at the registered office of the Company for a period of not less than 15 days prior to the date of the EGM and at the EGM itself. Once submitted, access to such Agreement can be obtained through the SEC’s website http://www.sec.gov.

Key benefits of the Laxdale Transaction

Your Board of Directors and Management believe that the key benefits to Amarin of the proposed transaction are:

•                  Improvement in Amarin’s share of Miraxion’s economics by reducing Amarin’s royalty obligations on U.S. net sales from a rate ranging between 30% to 45% under the current licence agreement to 5% post acquisition;

•                  Acquisition of E.U. and Japanese rights to Miraxion for Huntington’s disease plus existing licensee relationships for the major European markets and Japan (the rights to Miraxion are currently licensed by Laxdale in Japan, Germany, the UK, France and certain other smaller territories);

•                  Acquisition of North American, E.U. and Japanese rights to Miraxion in treatment-unresponsive depression;

•                  Access to Laxdale’s neuroscience development capability which can be further leveraged through in-licensing and acquiring rights to additional programs, provided that key personnel remain with Laxdale notwithstanding the absence of contractual provisions restricting potential departures;

•                  A development pipeline beyond Miraxion consisting of additional neuroscience programs at earlier stages of development; and

•                  Control of the development of Miraxion.

Resolution 2 — Proposed Offering

The Company is seeking to raise a minimum of at least US$5 million (the “Minimum Offering”) and a maximum of US$30 million (the “Offering”) through the sale to investors of ordinary shares or units consisting of ordinary shares and warrants exercisable at a price not less than the offering price of the ordinary shares (collectively, the “Securities”). The Company intends to use a portion of the net proceeds of the Offering to fund development efforts for Miraxion. We intend to use the remaining net proceeds to fund continuing operations of Laxdale and the Company and to pursue additional opportunities for acquisitions or in-licensing of pipeline products, and for general corporate purposes. The ordinary shares will be priced at a per share price equal to not less than 80% of the average closing prices of Amarin’s ADSs over a period of between five and thirty trading days ending on the trading day immediately before the closing date of such Offering.

The offering period will commence shortly and will expire at the close of business on 30th September, 2004 or such later date as reasonably determined by the Board of Directors of the Company (the “Expiration Date”) and the Company reserves the right to terminate the Offering at any time prior to the Company’s acceptance of subscriptions for the Securities and regardless of whether it has received subscriptions for the Minimum Offering. No subscriptions will be accepted unless and until shareholder approval of the Offering is obtained. If the Company elects not to accept subscriptions, promptly after the Expiration Date (as such may be extended) we will return all funds received from prospective investors without interest. It is expected that a closing will occur on or about five business days after the Expiration Date or such earlier date that the Company elects to close after acceptance of subscriptions for the Offering (the “Closing Date”).

The Company will reserve the right, in its sole discretion and for any reason whatsoever, to modify, amend and/or withdraw all or a portion of the Offering and/or accept or reject in whole or in part any subscription for the Securities or to allot to any prospective investor less than the amount of the Securities such investor desires to purchase, whether or not pro rata reductions are made to any other investor’s subscription. The Company shall have no liability whatsoever to any offeree and/or investor in the event that any of the foregoing shall occur.

The Securities shall rank equally with the ordinary shares of the Company currently in issue and as such shall have such voting and other rights for ordinary shares as more particularly described in our Annual Report on Form 20-F.

The Company will undertake to use commercially reasonable efforts to file with the SEC, within 60 days following the Closing Date, a Registration Statement on Form F-3 (or such other form as may be appropriate) with respect to the securities purchased in the Offering. The Company anticipates that the rights of the parties in connection with the registration will be subject to provisions which are reasonable and customary under the circumstances, including representations and warranties and cross-indemnity from the parties.

Holders of ordinary shares will find enclosed a Proxy Form for use in relation to the EGM. Whether or not you intend to be present at the meeting you are requested to complete and return the Proxy Form in accordance with the instructions printed thereon to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, UK BN99 6ZL as soon as possible and, in any event, so as to arrive not later than 10 a.m. on 26th September 2004. The completion and return of a Proxy Form will not preclude you from attending the EGM and voting in person should you so wish.

Holders of American Depositary Shares in the Company should refer to the enclosed letter from Citibank, N.A. containing instructions as to what action you should take in order for your vote to be presented at the EGM. Due to the material nature of the events, no deemed discretionary proxy will be provided by Citibank, N.A. or its nominee with respect to the Ordinary Shares represented by those American Depositary Shares for which no voting instructions have been received. As a result, all Shareholders and holders of American Depositary Shares are strongly urged to vote.

Recommendation

Your Board believes that the resolutions contained in this Notice of Meeting are in the best interests of the Company and shareholders as a whole and unanimously recommends you to vote in favour of them, as your Directors intend to do in respect of their beneficial shareholdings.

Yours sincerely

/s/ T G Lynch

T G Lynch
Chairman

AMARIN CORPORATION PLC

(“the Company”)

(registered in England and Wales No. 2353920)

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of the Company will be held at 7 Curzon Street, Mayfair, London, W1J 5HG on 28th September 2004 at 10 a.m. for the following purposes:

1.                        That the terms of an agreement between the Company, Belsay Limited, Noble Grossart Investments Limited and Vida Capital Partners Limited (the “Agreement”) for the purchase of the entire issued share capital of Laxdale Limited, which Agreement has been available for inspection by members at the Company’s registered office for not less than 15 days prior to the date of this meeting, be and is hereby approved and the Directors be and are hereby authorised to take all necessary or appropriate steps to complete the same and give effect thereto with such modifications which are not, in the opinion of the directors, materially adverse to the Company as they shall think fit, such authority to expire 18 months after the passing of this resolution.

2.                        That the Directors of the Company be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 and in accordance with the rules promulgated by the Nasdaq Stock Market, Inc. to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) pursuant to:

(i)            the Agreement;

(ii)           an offering or offerings to investors whereby the Company raises a minimum of US$5 million and a maximum of US$30 million (the “Offering”) through the allotment to investors of ordinary shares with the net proceeds of an Offering being used to (a) fund development efforts for Miraxion; and/or(b) to fund the continuing operations of Laxdale and the Company; and/or (c) to pursue additional opportunities for acquisitions or in-licensing of pipeline products, and/or (d) for general corporate purposes; with the ordinary shares being priced at a per share price equal to not less than 80% of the average closing prices of the Company’s American Depositary Shares on the Nasdaq SmallCap Market over a period of between five and thirty trading days ending on the trading day immediately before the closing date of any such Offering; and

(iii)          warrants issued in conjunction with an Offering at an exercise price not less than the per-share price of the ordinary shares sold in such Offering;

and that such authority subsists for a period expiring on the fifth anniversary of the date of this resolution but that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.

BY ORDER OF THE BOARD

Jonathan S. Lamb

Company Secretary

Registered office:

Amarin Corporation plc

7 Curzon Street

London

W1J 5HG

31st August 2004

NOTES:

1.                                            A member entitled to attend and vote at the Extraordinary General Meeting convened by the notice set out above is entitled to appoint a proxy to attend and, on a poll, to vote in his place. A proxy need not be a member of the Company.

2.                                            A form of proxy is enclosed. To be effective, it must be deposited at the office of the Company’s registrars (Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL) so as to be received not later than 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion of the proxy does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.

3.                                            The register of interests of the Directors and their families in the share capital of the Company and copies of contracts of service of Directors with the Company or with any of its subsidiary undertakings will be available for inspection at the registered office of the Company during normal business hours (Saturdays and public holidays excepted) from the date of this notice until the conclusion of the Extraordinary General Meeting.

4.                                            Members must be entered on the Company’s register of members on 26th September 2004 at 6 p.m. to be entitled to attend and vote at the Extraordinary General Meeting. Such shareholders may cast votes only in respect of shares of which they were registered holders at such time.